                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                              SANMINA CORPORATION
                              -------------------
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    80090710
                                    --------
                                 (CUSIP NUMBER)

                            ALAN C. MENDELSON, ESQ.
                               COOLEY GODWARD LLP
                   FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL
                       PALO ALTO, CALIFORNIA  94306-2155
                                 (415) 843-5000
                                 --------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                NOVEMBER 6, 1997
                                ----------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] .


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
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-----------------------
  CUSIP NO. 80090710                                     SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Milan Manderic

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) [_]           (b) [_]
 ------------------------------------------------------------------------------
 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*
         00
------------------------------------------------------------------------------
 6    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2 (e)                                                        [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER     1,345,530 shares
     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER     0 shares
   BENEFICIALLY
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER   1,345,530 shares
    REPORTING
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER   0 shares
       WITH
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,345,530 shares
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
-------   -------------------

1. Class of Securities: Common Stock, par value $0.01 per share (the "Common Stock").

2.   Issuer:  Sanmina Corporation, a Delaware corporation (the "Issuer").

3.   Principal Address:  355 East Trimble Road, San Jose, Ca 95131.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   -----------------------

(a)  Reporting Person:  Milan Mandaric (the "Reporting Person").

(b) Business Address: c/o Mr. Gregg Hawker, 14127 Capri Drive, Suite 2A, Los Gatos, CA 95030.

(c)  Principal Business:  Investor.

(d)  Criminal Convictions:  None.

(e)  Civil Adjudication of Violation of Securities Law:  None.

(f)  Citizenship or Place of Organization:  United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   -------------------------------------------------

The consideration for the Common Stock of the Issuer acquired by the Reporting Person consisted of 4,077,364 shares of the common stock, par value $1.00 per share (the "Elexsys Common Stock"), of Elexsys International, Inc., a Delaware corporation ("Elexsys"), which were converted into shares of the Issuer as described in Item 4 below. The source and amount paid for these shares of Elexsys Common Stock are described in the Statement on Schedule 13D filed on or about January 20, 1994 pursuant to Rule 13d-1 of the Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), by the Reporting Person, as amended by Amendment No. 1 filed on or about April 13, 1994, Amendment No. 2 filed on or April 14, 1994, Amendment No. 3 filed on or about May 9, 1994, Amendment No. 4 filed on or about June 9, 1994, Amendment No. 5 filed on or about June 18, 1994, Amendment No. 6 filed on or about June 30, 1994, Amendment No. 7 filed on or about July 8, 1994, Amendment No. 8 filed on or about February 24, 1995, Amendment No. 9 filed on or about September 15, 1995, and Amendment No. 10 filed on or about July 30, 1997 (the "Schedule 13D").

ITEM 4.   PURPOSE OF THE TRANSACTION.
-------   --------------------------

On November 6, 1997, pursuant to an Agreement and Plan of Merger, dated as of July 22, 1997, among the Issuer, SANM Acquisition Subsidiary, Inc., a newly formed Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), and Elexsys (the "Merger Agreement"), Merger Sub was merged with and into Elexsys, with Elexsys being the surviving corporation (the "Merger"). The purpose of the Merger was, among other things, to provide for the acquisition of Elexsys by the Issuer.

The Merger became effective at the time of the filing of a Certificate of Merger with the Delaware Secretary of State on November 6, 1997 (the "Effective Time"). Pursuant to the Merger Agreement, at the Effective Time each share of Elexsys Common Stock was converted into thirty-three hundredths (0.33) of a share of the Common Stock of the Issuer. A copy of the Merger Agreement is attached as Annex I to the prospectus (the "Prospectus") filed by the Issuer with the Securities and Exchange Commission (the "SEC") on October 8, 1997. The information set forth in the Merger Agreement is incorporated herein by reference. The description of the Merger Agreement herein is not complete and is qualified in its entirety by reference to the Merger Agreement.

Concurrently with and as a condition to, the execution and delivery of the Merger Agreement by the Issuer and Merger Sub, the Reporting Person entered into an Affiliate Agreement, dated as of July 22, 1997, among the Issuer, Elexsys and the Reporting Person (the "Affiliate Agreement"). Pursuant to the Affiliate Agreement, the Reporting Person has agreed not to sell, transfer or otherwise dispose of any shares of Common Stock of the Issuer issued to the Reporting Person in the Merger unless (1) such shares of Common Stock are registered under the Securities Act of 1933, as amended (the "Act"), or are transferred pursuant to an appropriate exemption from registration, (2) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Act, (3) a written "no action" letter of the SEC ("No Action Correspondence") is received by the Issuer with respect to such sale, transfer or other disposition, (4) the Reporting Person delivers to the Issuer a written opinion of counsel, reasonably acceptable to the Issuer in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Act, or (5) such sale, transfer or disposition occurs after the earlier of (A) the first anniversary of the Effective Time, or
(B) the date on which the restrictions upon sale, transfer or disposition under Rule 145 are eliminated pursuant to action of the SEC.

Additionally, pursuant to the Affiliate Agreement, until the Issuer's public announcement of financial results covering at least thirty (30) days of combined operations of the Issuer and Elexsys, the Reporting Person will not sell, exchange, transfer, pledge, distribute, or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction having the effect, directly or indirectly, of reducing his risk relative to shares of the Common Stock of the Issuer received by the Reporting Person in the Merger; provided, however, that the Reporting Person may (after consulting with Issuer) transfer or otherwise reduce his risk relative to shares of the Common Stock of the Issuer during such period if the reduction of risk relative to such Common Stock would not reasonably be expected to adversely affect the ability of the Issuer to account for the Merger as a pooling of interests.

A copy of the form of the Affiliate Agreement is attached as Exhibit A to the Merger Agreement. All information contained in the Affiliate Agreement is incorporated herein by
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reference.  The description of the Affiliate Agreement contained herein is not complete and is qualified in its entirety by reference to the Affiliate
Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   ------------------------------------

The Reporting Person is the beneficial owner of 1,345,530 shares of Common Stock, representing 6.6% of the outstanding Common Stock of the Issuer. The Reporting Person has sole voting and dispositive power with respect to all such shares of the Common Stock of the Issuer beneficially owned by the Reporting Person. See Item 4 above for a discussion of restrictions on transfer of shares of the Common Stock of the Issuer by the Reporting Person pursuant to the Affiliate Agreement.

Share totals for the Reporting Person are derived by multiplying the total number of shares of Elexsys Common Stock held by the Reporting Person by 0.33, the exchange ratio under the Merger Agreement. Percentage figures are based on 20,311,168 shares of Common Stock of the Issuer derived by adding 17,159,618 shares of Common Stock of the issuer outstanding as of July 21, 1997 as reported in the Merger Agreement plus 3,151,549 (9,550,151 shares of Elexsys Common Stock outstanding as of September 12, 1997 as reported in the Prospectus multiplied by 0.33).

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------   ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

See Item 4 for a description of the Merger Agreement and the Affiliate Agreement. See Item 7 for exhibit references to the Merger Agreement and the Affiliate Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   --------------------------------

Item 7 of the Schedule 13D is amended to disclose the following information:

1.0 Agreement and Plan of Merger (the "Merger Agreement"'), dated as of July 22, 1997, among Sanmina Corporation, a Delaware corporation (the "Issuer"), SANM Acquisition Subsidiary, Inc., a Delaware corporation, and Elexsys International, Inc., a Delaware corporation. Incorporated by reference herein from Annex I to the prospectus (the "Prospectus") filed by the Issuer with the Securities and Exchange Commission on October 8, 1997 pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended.

2.0 Form of Affiliate Agreement, dated as of July 22, 1997, between Sanmina Corporation, a Delaware corporation, Elexsys International, Inc., a Delaware corporation, and Milan Mandaric. Incorporated by reference herein from Exhibit A to the Merger Agreement.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 1997


                                    /s/ Milan Mandaric
                                    ------------------
                                    MILAN MANDARIC

                                 EXHIBIT INDEX

EXHIBIT
-------


Exhibit 1.0 Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 22, 1997, among Sanmina Corporation, a Delaware corporation (the "Issuer"), SANM Acquisition Subsidiary, Inc., a Delaware corporation, and Elexsys International, Inc., a Delaware corporation. Incorporated by reference herein from Annex I to the prospectus (the "Prospectus") filed by the Issuer with the Securities and Exchange Commission on October 8, 1997 pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended.

Exhibit 2.0 Form of Affiliate Agreement, dated as of July 22, 1997, between Sanmina Corporation, a Delaware corporation, Elexsys International, Inc., a Delaware corporation, and Milan Mandaric. Incorporated herein by reference from Exhibit A to the Merger Agreement.